UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION

14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SUMMER INFANT, INC.

(Name of Subject Company (Issuer))

SUMMER INFANT, INC. (Issuer)

(Name of Filing Persons (Identifying status as offeror, issuer or other person))

Common Stock Purchase Warrants

(Title of Class of Securities)

865646111

(CUSIP Number of Class of Securities)

Joseph Driscoll

Chief Financial Officer

Summer Infant, Inc.

1275 Park East Drive

Woonsocket, Rhode Island 02895

Phone: (401) 671-6550

Facsimile: (401) 671-6922

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

With copies to:

Jim Redding, Esq.

Greenberg Traurig, LLP

One International Place

Boston, Massachusetts 02110

Phone: (617) 310-6000

Facsimile: (617) 310-6001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$18,400,000	$565

*	Calculated solely for purposes of determining the amount of the filing fee. The Transaction Valuation was calculated assuming that 18,400,000 outstanding common stock purchase warrants are being purchased at the tender offer price of $1.00 per warrant.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(i)

This Tender Offer Statement on Schedule TO relates to the offer by Summer Infant, Inc., a Delaware corporation (the “Company” or “Summer”), to purchase for cash all of its outstanding common stock purchase warrants (the “Warrants”), at a price of $1.00 per Warrant, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2007 (the “Offer to Purchase”) and the Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the Offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13e-3 of the Exchange Act. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The name of the subject company is Summer Infant, Inc. (“Summer”). The address of the principal executive offices of Summer is 1275 Park East Drive, Woonsocket, Rhode Island 02895. The telephone number of the principal executive offices of Summer is (401) 671-6550.

(b) Securities. The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 6 of the Offer to Purchase (“Price Range of Warrants and Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

This is an issuer tender offer. Summer Infant, Inc., the subject company, is the filing person. Summer’s address and telephone number are set forth in Item 2 above.

Item 4.	Terms of the Transaction

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

•	Introduction;

•	Summary Term Sheet;

•	Questions and Answers About the Offer;

•	Risk Factors and Forward-Looking Statements;

•	Special Factors - Section 1 (“Purpose of the Offer”)

•	Special Factors - Section 2 (“Effects of the Offer”)

•	Special Factors - Section 3 (“Fairness of the Offer”)

•	Special Factors - Section 4 (“Interests of Directors and Executive Officers”)

•	Special Factors - Section 5 (“Material Federal Income Tax Consequences”)

•	The Tender Offer - Section 1 (“Terms of the Offer”);

•	The Tender Offer - Section 2 (“Procedures for Tendering Warrants”);

•	The Tender Offer - Section 3 (“Withdrawal Rights”);

•	The Tender Offer - Section 4 (“Purchase of Warrants and Payment of Purchase Price”);

•	The Tender Offer - Section 5 (“Conditions of the Offer”);

•	The Tender Offer - Section 6 (“Price Range of Warrants and Common Stock”);

•	The Tender Offer - Section 7 (“Source and Amount of Funds”);

•	The Tender Offer - Section 8 (“Certain Information Concerning Summer”);

•	The Tender Offer - Section 9 (“Legal Matters; Regulatory Approvals”);

•	The Tender Offer - Section 10 (“Extension of the Tender Offer; Termination; Amendment”);

•	The Tender Offer - Section 11 (“Fees and Expenses”); and

•	The Tender Offer - Section 12 (“Miscellaneous”).

(b) Purchases. The information set forth in the Introduction to the Offer to Purchase and in Special Factors - Section 4 of the Offer to Purchase (“Interests of Directors and Executive Officers”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The information set forth in Special Factors - Section 4 of the Offer to Purchase (“Interests of Directors and Executive Officers”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) and (b) Purposes; Use of Securities Acquired. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired, are incorporated herein by reference:

•	Summary Term Sheet; and

•	Special Factors - Section 1 (“Purpose of the Tender Offer”).

(c) Plans. Except as disclosed in the Offer to Purchase, we currently have no plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•

any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•	any other material change in the Company’s corporate structure or business;

•

any class of equity securities of the Company to be delisted from the Nasdaq other than (i) our Units if and when they are separated and (ii) our Warrants if 100% of same are surrendered in the Offer or if otherwise required by Nasdaq rules and regulations following the Offer regardless of the number of Warrants tendered;

•

any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act other than (i) our Units if and when they are separated and (ii) our Warrants if 100% of same are surrendered in the Offer or if otherwise required under the Exchange Act and rules promulgated thereunder following the Offer regardless of the number of Warrants tendered;

•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in The Tender Offer - Section 7 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Special Factors - Section 4 of the Offer to Purchase (“Interests of Directors and Executive Officers”) is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

The information set forth in The Tender Offer - Section 11 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements

(a); (b) Financial Information; Pro Forma Information. The information set forth in The Tender Offer - Section 8 of the Offer to Purchase (“Certain Information Concerning Summer”) is incorporated herein by reference.

Item 11.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the following sections of the Offer to Purchase is hereby incorporated by reference:

•	Special Factors - Section 2 (“Effects of the Offer”);

•	Special Factors - Section 4 (“Interests of Directors and Executive Officers”);

•	Special Factors - Section 5 (“Material United States Federal Income Tax Consequences”);

•	The Tender Offer - Section 8 (“Certain Information Concerning Summer”);

•	The Tender Offer - Section 6 (“Price Range of Warrants and Common Stock”); and

•	The Tender Offer - Section 9 (“Legal Matters; Regulatory Approvals”).

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule to as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated October 9, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated October 9, 2007.

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated October 9, 2007.

(a)(5)(A)	Press release, dated October 9, 2007.

Item 13.	Information Required by Schedule 13E-3

The following item references apply to the items and captions set forth in Schedule 13E-3 promulgated under the Exchange Act:

•	Item 1. Summary Term Sheet – See Item 1 above.

•	Item 2. Subject Company Information – See Item 2 above.

•	Item 3. Identity and Background – See Item 3 above.

•	Item 4. Terms of the Transaction – See Item 4 above.

•	Item 5. Past Contacts, Transactions, Negotiations and Agreements - See Item 5 above.

•	Item 6. Purposes of the Transaction and Plans or Proposals – See Item 6 above.

•	Item 7. Purposes, Alternatives, Reasons and Effects – See Item 6 above and Special Factors – Section 2 of the Offer to Purchase entitled “Effects of the Offer.”

•

Item 8. Fairness of the Transaction – Summer did not seek or receive a fairness opinion in connection with the Offer. See the information in Special Factors – Section 3 of the Offer to Purchase entitled “Fairness of the Offer,” which is hereby incorporated by reference.

•

Item 9. Reports, Opinions, Appraisals and Negotiations – Summer did not seek or receive any reports, opinions or appraisals in connection with the Offer or engage in any negotiation with respect to the Offer. See Special Factors – Section 4 of the Offer to Purchase entitled “Fairness of the Offer,” which is hereby incorporated by reference.

•	Item 10. Source and Amounts of Funds or Other Consideration – See Item 7 above.

•	Item 11. Interest in Securities of the Subject Company – See Item 8 above.

•

Item 12. The Solicitation or Recommendation – See Special Factors – Section 4 of the Offer to Purchase entitled “Interests of Directors and Executive Officers,” which is hereby incorporated by reference.

•

Item 13. Financial Statements – The financial statements and related information set forth in or incorporated by reference into the Offer to Purchase, including the section thereof entitled “The Tender Offer – Certain Information Concerning Summer,” is hereby incorporated by reference.

•	Item 14: Persons/Assets Retained, Employed, Compensated or Used. – See Item 9 above.

•	Item 15: Addition Information – See Item 11 above.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUMMER INFANT, INC.

By:	/s/ Joseph Driscoll
Name:	Joseph Driscoll
Title:	Chief Financial Officer

Date: October 9, 2007

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 9, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated October 9, 2007.

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated October 9, 2007.

(a)(5)(A)	Press release, dated October 9, 2007